Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 422-8127
                               (303) 431-1567 Fax


                                  July 14, 2011



Mr. John Cash
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:      Momentum BioFuels, Inc.
         Form 10-K for the year ended December 31, 2010 Filed April 15, 2011 File No. 0-50619

Dear Mr. Cash:

On behalf of Momentum BioFuels, Inc. (the "Company"), we are providing the following responses to the comment letter dated June 28, 2011 from the U.S. Securities and Exchange Commission (the "Commission") regarding the Annual Report on Form 10-K referenced above. The responses set forth below are numbered to correspond to the numbered comments in the Staff's comment letter, which have been reproduced here for ease of reference.

Form 10-K/A for the fiscal year ended December 31, 2010
-------------------------------------------------------

Item 9A. Controls and Procedures, page 16
-----------------------------------------

1. We note you have revised your disclosures related to "disclosure controls and procedures". However, it does not appear you have made any revisions to your disclosures regarding "internal controls over financial reporting." Please be advised that management is required to provide two separate assessments, one related to "disclosure controls and procedures" and one related to "internal controls over financial reporting." Therefore, please amend your filing to disclose that management determined your "disclosure controls and procedures" are not effective. Also, as previously requested, please amend your filing to correct the date of management's assessment of your "internal controls over financial reporting" and to include a definitive statement regarding whether or not management concluded that "internal controls over financial reporting" are effective or not effective. Based on the disclosed material weakness, we assume management concluded internal controls over financial reporting are not effective. Refer to Items 307 and 308 of Regulation S-K.

                                             Securities and Exchange Commission
                                                                  July 14, 2011
                                                                     Page 2 of 2

We have revised to Item 9A to include the date of assessment and management's assessment of material weakness.

We believe that the above revisions to the amendment filed with the Securities and Exchange Commission should resolve your comments.



                                   Sincerely,

                                                     /s/ Michael A. Littman
                                                     ----------------------

                                                     Michael A. Littman



MAL:kjk

Cc:      Momentum BioFuels, Inc.